SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                 FORM T-3


                 APPLICATION FOR QUALIFICATION OF INDENTURE
                   UNDER THE TRUST INDENTURE ACT OF 1939

                          ------------------------


                            RITE AID CORPORATION
                            (Name of Applicant)

                               30 Hunter Lane
                       Camp Hill, Pennsylvania 17011
                  (Address of Principal Executive Offices)


                     SECURITIES TO BE ISSUED UNDER THE
                         INDENTURE TO BE QUALIFIED


             TITLE OF CLASS                            AMOUNT
 Senior Secured Notes due March 15, 2006         Up to $149,500,000
                                                 Aggregate principal amount


Approximate date of proposed public offering: As soon as practicable after the date of effectiveness of this Application for Qualification.


Name and address of agent for service:       Copies to be sent to:
Elliot S. Gerson, Esq.                       Stacy J. Kanter, Esq.
Senior Executive Vice President              Skadden, Arps, Slate, Meagher
  and General Counsel                          & Flom LLP
Rite Aid Corporation                         4 Times Square
30 Hunter Lane                               New York, New York  10036
Camp Hill, Pennsylvania 17011                (212) 735-3000
(717) 761-2633



         1. General Information

               (a)    The Applicant is a corporation.

               (b) The Applicant was organized under the laws of the State of Delaware, on April 15, 1968.

         2. Securities Act Exemption Applicable

         The Applicant, certain directors, its former chief executive officer Martin Grass, its former president Timothy Noonan, its former chief financial officer Frank Bergonzi, and its former auditor KPMG LLP were named as defendants in a number of lawsuits, most of which purport to be class actions, brought on behalf of stockholders who purchased the Applicant's securities on the open market between May 2, 1997 and November 10, 1999. Most of the complaints asserted claims under Sections 10 and 20 of the Securities Exchange Act of 1934, based upon the allegation that the Applicant's financial statements for fiscal 1997, fiscal 1998 and fiscal 1999 fraudulently misrepresented the Applicant's financial position and results of operation for those periods. All of these cases were consolidated in the United States District Court for the Eastern District of Pennsylvania (the "District Court"). On November 8, 2000, certain of the defendants in this action, including the Applicant and the Applicant's outside director defendants, entered into a memorandum of understanding (the "MOU") setting forth a global resolution of the claims in the class action lawsuits pending in the District Court and in the Delaware Court of Chancery. The non-settling defendants are Frank Bergonzi, Martin Grass, Timothy Noonan and KPMG. Thereafter, on December 19, 2000, the parties to the MOU entered into a stipulation and agreement of settlement (the "Settlement").

         The terms of the Settlement, inter alia, contemplate that, the Applicant will pay $43,500,000 in cash (the "Cash Consideration"), which will be fully funded by the Applicant's officers' and directors' liability insurance. In addition, the Applicant is required to issue to the plaintiffs 20,000,000 shares of the Applicant's common stock, valued over a 10-day trading period in January 2002. The valuation determined was less than $7.75 per share. In accordance with the terms of the Settlement, if the value determined was less than $7.75 per share, the Applicant has the option to deliver any combination of common stock, cash and notes, with a total value of $149,500,000. As additional consideration for the Settlement, the Applicant has assigned to the plaintiffs all of the Applicant's claims against the above named executives and KPMG LLP.

         On December 20, 2000, the District Court preliminarily approved the Settlement, set a hearing as to the fairness, reasonableness and adequacy of the Settlement for April 6, 2001, and authorized notice of the proposed Settlement to be sent to all class members. The notice informed class members of their rights including their rights to object to the proposed Settlement and pursue their claims separately. The hearing occurred on April 6, 2001.

         On June 8, 2001, the District Court issued a memorandum and order, declining to approve the Settlement. The District Court found that the "economic aspects" of the settlements "have great merit and manifestly benefit the Class and Rite Aid," but that the proposed bar orders were unacceptable. Leave was granted to the settling parties to submit revised settlement stipulations by June 25, 2001. Prior to June 25, 2001, the settling parties submitted revised settlement stipulations in accordance with the District Court's order. On August 17, 2001, the District Court issued a revised order of final judgment and dismissal, overruling objections that were filed and approving the revised Settlement, including the revised bar order. Thereafter, also on August 17, 2001, the case was dismissed with prejudice as to the settling parties and without prejudice as to the non-settling parties. In September 2001, certain non-settling parties appealed the District Court's orders. The appeals (the "Appeals") are before the U.S. Court of Appeals for the Third Circuit, and oral argument is scheduled for April 2002.

         In accordance with the terms of the Settlement, as approved by the District Court, the Applicant will issue to the plaintiffs the Cash Consideration and Senior Secured Notes due March 15, 2006 (the "Notes") having an aggregate principal amount of $149,500,000 and bearing interest at (i) up to and including the date of the resolution of the Appeals, the Initial Floating Interest Rate (as defined in the Indenture), and (ii) following the date of the resolution of the Appeals, the Reset Interest Rate (as defined in the Indenture), pursuant to an indenture (the "Indenture") between the Applicant and BNY Midwest Trust Company, as trustee (the "Trustee"), to be dated upon effectiveness of this Application. The Notes will be issued by the Applicant and held in escrow by First Union National Bank, as escrow agent, pending the resolution of the Appeals and the determination of the Reset Interest Rate.

         The Applicant relies upon the exemption set forth in Section 3(a)(10) of the Securities Act of 1933, as amended (the "Act"), as the basis for the issuance of the Notes pursuant to the Indenture without registration under the Act.

                                AFFILIATIONS

         3. Affiliates

         The following table sets forth the holders of more than five percent of the common stock of Rite Aid Corporation as of February 15, 2002, including their respective percentages of voting securities, or other bases of control.

                                                       Percentage of Voting
                                                        Securities Owned(1)
      Leonard I. Green..............................      11.3%(2)
      Jonathan D. Sokoloff..........................      11.3%(3)
      Green Equity Investors III, L.P...............      11.2%(4)
      Putnam Investments, LLC.......................      10.5%(5)
      FMR Corporation...............................       8.7%(6)
      Putnam Investment Management, LLC.............       7.6%(7)
      J.P. Morgan Chase & Co........................       7.1%(8)


1 Based on the number of shares of Common Stock outstanding as of December 29, 2001.

2 This amount includes 64,799,299 shares beneficially owned by Green Equity Investors III, L.P., which is affiliated with Leonard Green & Partners, L.P., of which Mr. Green is an executive officer and equity owner, and 990,000 shares owned by Verdi Group, Inc., over which Mr. Green has beneficial ownership. Mr. Green is a director of the Applicant.

3 This amount includes 64,799,299 shares beneficially owned by Green Equity Investors III, L.P., which is affiliated with Leonard Green & Partners, L.P., of which Mr. Sokoloff is an executive officer and equity owner. Mr. Sokoloff is a director of the Applicant.

4 Assuming conversion of all Class D preferred stock by Green Equity Investors III, L.P.

5 This amount, which is disclosed in a report on Schedule 13G dated February 5, 2002, includes 39,099,432 shares in respect of which Putnam Investments, LLC and Putnam Investment Management, LLC share dispositive power and 15,108,552 shares in respect of which Putnam Investments, LLC and The Putnam Advisory Company, LLC share dispositive power.

6 This amount, which is disclosed in a report on Schedule 13G dated February 14, 2002 by FMR Corporation, includes 39,308,273 shares in respect of which Fidelity Management & Research Company holds sole dispositive power and 3,872,033 shares over which Fidelity Management Trust Company holds sole dispositive power (including 3,035,533 shares over which it also holds voting power). Both Fidelity Management Research Company and Fidelity Management Trust Company are wholly owned subsidiaries of FMR Corporation. This amount also includes 1,866,500 shares over which Fidelity International Limited holds sole voting and dispositive power. A partnership controlled by Edward C. Johnson III, who also controls FMR Corporation, has the right to cast 39.89% of the votes cast by holders of Fidelity International Limited voting stock. FMR Corporation and Fidelity International Limited state that the shares held by Fidelity International Limited need not be aggregated for the purposes of
     Section 13(d) of the Securities Act of 1934, as amended; however, FMR Corporation has voluntarily filed its report as if all the shares were beneficially owned by FMR Corporation. Abigail P. Johnson and Edward
     C. Johnson 3d, together with members of their family, are the predominant owners of the Class B shares of common stock of FMR Corporation, representing approximately 49% of the voting power of FMR Corporation. Ms. Johnson owns 24.5% of the voting stock and is a director of FMR Corporation. Mr. Johnson owns 12.0% of the voting stock and is Chairman of FMR Corporation. Members of the Johnson family and other Class B Stockholders are parties to a voting agreement under which each party agrees to vote its Class B Shares in accordance with the vote of the majority vote of shares of the parties.

7 This amount, which is disclosed in a report on Schedule 13G dated February 5, 2002, includes 39,099,432 shares in respect of which Putnam Investment Management, LLC and Putnam Investments, LLC share dispositive power.

8 This amount, as reflected in a report on Form 4 filed on April 10, 2001 by J.P. Morgan Chase & Co., consists of 36,657,610 shares of common stock.


                                                                                          Percentage of Entity's
                                                                                          Voting Securities Owned
Name of Subsidiary                                                                        or Controlled Directly or
                                                          Subsidiary of                   Indirectly by Applicant

Ann & Government Streets - Mobile, Alabama, LLC           Harco, Inc.                     100.0%
Apex Drug Stores, Inc.                                    Perry Drug Stores, Inc.         100.0%
Baltimore/Annapolis Boulevard and Governor Richie
Highway-Glen Burnie, Maryland, LLC                        Rite Aid of Maryland, Inc.      100.0%
Broadview and Wallings-Broadview Heights Ohio, Inc.       Rite Aid Corporation            100.0%
Central Avenue and Main Street - Petal, MS, LLC           K & B Mississippi Corporation   100.0%
Dominion Action One Corporation                           Rite Aid Corporation            100.0%
Dominion Action Two Corporation                           Rite Aid Corporation            100.0%
Dominion Action Three Corporation                         Rite Aid Corporation            100.0%
Dominion Action Four Corporation                          Rite Aid Corporation            100.0%
Dominion Drug Stores Corporation                          Rite Aid Corporation            100.0%
Drug Fair, Inc.                                           Rite Aid Corporation            100.0%
Drug Fair of PA, Inc.                                     Rite Aid Corporation            100.0%
Eagle Managed Care Corp.                                  Rite Aid Corporation            100.0%
Eighth and Water Streets-Uhrichsville, Ohio, LLC           Rite Aid of Ohio, Inc.          100.0%
England Street - Asheland Corporation                     Rite Aid Corporation            100.0%
Fairground, LLC                                           Rite Aid of Virginia, Inc.      100.0%
GDF, Inc.                                                 Rite Aid Corporation            100.0%
Gettysburg and Hoover - Dayton, Ohio, LLC                 Rite Aid of Ohio, Inc.          100.0%
Gray Drug Stores, Inc.                                    Rite Aid Corporation            100.0%
Gratiot & Center-Saginaw Township, Michigan, LLC          Rite Aid of Michigan, Inc.      100.0%
Harco, Inc.                                               Rite Aid Corporation            100.0%
Jaime Nathan Travis Corporation                           Rite Aid Corporation            100.0%
K & B, Incorporated                                       Rite Aid Corporation            100.0%
K & B Alabama Corporation                                 Virginia Corporation            100.0%
K & B Florida Corporation                                 Virginia Corporation            100.0%
K & B Louisiana Corporation                               Virginia Corporation            100.0%
K & B Mississippi Corporation                             Virginia Corporation            100.0%
K & B Services, Incorporated                              Virginia Corporation            100.0%
K & B Tennessee Corporation                               Virginia Corporation            100.0%
K & B Texas Corporation                                   Virginia Corporation            100.0%
K & B Trainees, Inc.                                      Virginia Corporation            100.0%
Katz & Bestoff, Inc.                                      Virginia Corporation            100.0%
Keystone Centers, Inc.                                    Rite Aid Corporation            100.0%
Lakehurst and Broadway Corporation                        Rite Aid Corporation            100.0%
Laverdiere's Enterprises, Inc.                            Rite Aid of Maine, Inc.         100.0%
Mayfield & Chillicothe Roads - Chesterland, LLC           Rite Aid of Ohio, Inc.          100.0%
Munson & Andrews, LLC                                     Rite Aid of Ohio, Inc.          100.0%
Name Rite, LLC                                            Thrifty PayLess, Inc.           100.0%
Northline & Dix - Toledo - Southgate, LLC                 Rite Aid of Michigan, Inc.      100.0%
Ocean Acquisition Corporation                             Rite Aid Corporation            100.0%
PDS-1 Michigan, Inc.                                      Perry Drug Stores, Inc.         100.0%
P.L.D. Enterprises, Inc.                                  Thrifty PayLess, Inc.           100.0%
PL Xpress, Inc.                                           Thrifty PayLess, Inc.           100.0%
Patton Drive and Navy Boulevard Property Corporation      Rite Aid Corporation            100.0%
Paw Paw Lake Road & Paw Paw Avenue-Coloma, Michigan, LLC  Rite Aid of Michigan, Inc.      100.0%
Perry Distributors, Inc.                                  Perry Drug Stores, Inc.         100.0%
Perry Drug Stores, Inc.                                   Rite Aid Corporation            100.0%
Portfolio Medical Services, Inc.                          Rite Aid Corporation            100.0%
RDS Detroit, Inc.                                         Perry Drug Stores, Inc.         100.0%
Rack Rite Distributors, Inc.                              Rite Aid Corporation            100.0%
Ram-Utica, Inc.                                           Rite Aid Corporation            100.0%
Reads, Inc.                                               Rite Aid of Maryland, Inc.      99.9%
Rite Aid Drug Palace, Inc.                                Rite Aid Corporation            100.0%
Rite Aid Hdqtrs. Corp.                                    Rite Aid Corporation            100.0%
Rite Aid Lease Management Company                         Thrifty Corporation             See notes 1 and 2
Rite Aid of Alabama, Inc.                                 Rite Aid Corporation            100.0%
Rite Aid of Connecticut, Inc.                             Rite Aid Corporation            100.0%
Rite Aid of Delaware, Inc.                                Rite Aid Corporation            100.0%
Rite Aid of Florida, Inc.                                 Rite Aid Corporation            100.0%
Rite Aid of Georgia, Inc.                                 Rite Aid Corporation            100.0%
Rite Aid of Illinois, Inc.                                Rite Aid Corporation            100.0%
Rite Aid of Indiana, Inc.                                 Rite Aid Corporation            100.0%
Rite Aid of Kentucky, Inc.                                Rite Aid Corporation            100.0%
Rite Aid of Maine, Inc.                                   Rite Aid Corporation            100.0%
Rite Aid of Maryland, Inc.                                Rite Aid Corporation            100.0%
Rite Aid of Massachusetts, Inc.                           Rite Aid Corporation            100.0%
Rite Aid of Michigan, Inc.                                Rite Aid Corporation            100.0%
Rite Aid of New Hampshire, Inc.                           Rite Aid Corporation            100.0%
Rite Aid of New Jersey, Inc.                              Rite Aid Corporation            100.0%
Rite Aid of New York, Inc.                                Rite Aid Corporation            100.0%
Rite Aid of North Carolina, Inc.                          Rite Aid Corporation            100.0%
Rite Aid of Ohio, Inc.                                    Rite Aid Corporation            100.0%
Rite Aid of Pennsylvania, Inc.                            Rite Aid Corporation            100.0%
Rite Aid of South Carolina, Inc.                          Rite Aid Corporation            100.0%
Rite Aid of Tennessee, Inc.                               Rite Aid Corporation            100.0%
Rite Aid of Vermont, Inc.                                 Rite Aid Corporation            100.0%
Rite Aid of Virginia, Inc.                                Rite Aid Corporation            100.0%
Rite Aid of Washington, D.C., Inc.                        Rite Aid Corporation            100.0%
Rite Aid of West Virginia, Inc.                           Rite Aid Corporation            100.0%
Rite Aid Realty Corp.                                     Rite Aid Lease Management
                                                          Company                         100.0%
Rite Aid Risk Management Corp.                            Rite Aid Corporation            100.0% (see note 3)
Rite Aid Rome Distribution Center, Inc.                   Rite Aid Corporation            100.0%
Rite Aid Transport, Inc.                                  Rite Aid Corporation            100.0%
Rite Aid Venturer #1, Inc.                                Rite Aid Corporation            100.0%
Rite Fund, Inc.                                           Rite Aid Corporation            100.0%
Rite Investments Corp.                                    Rite Aid Corporation            100.0%
Rx Choice, Inc.                                           Rite Aid Corporation            100.0%
Script South, Inc.                                        Harco, Inc.                     100.0%
Seven Mile and Evergreen - Detroit, LLC                   Rite Aid of Michigan, Inc.      100.0%
Silver Springs Road-Baltimore, Maryland/One, LLC          Sophie One Corp.                100.0%
Silver Springs Road-Baltimore, Maryland/Two, LLC          Sophie One Corp.                100.0%
Sophie One Corp.                                          Rite Aid Corporation            100.0%
State & Fortification Streets - Jackson, Mississippi, LLC K & B Mississippi Corporation   100.0%
State Street and Hill Road-Gerard, Ohio, LLC              Rite Aid of Ohio, Inc.          100.0%
Super Distributors, Inc.                                  Virginia Corporation            100.0%
Super Ice Cream Suppliers, Inc.                           Virginia Corporation            100.0%
Super Laboratories, Inc.                                  Virginia Corporation            100.0%
Super Pharmacy Network, Inc.                              Virginia Corporation            100.0%
Super Tobacco Distributors, Inc.                          Virginia Corporation            100.0%
The Lane Drug Company                                     Rite Aid Corporation            100.0%
The Muir Company                                          Rite Aid Corporation            100.0%
Thrifty Corporation                                       Thrifty PayLess, Inc.           100.0%
Thrifty PayLess, Inc.                                     Rite Aid Corporation            100.0%
Thrifty Wilshire, Inc.                                    Thrifty Corporation             100.0%
Tyler and Sanders Road - Birmingham-Alabama, LLC          Harco, Inc.                     100.0%
Virginia Corporation                                      K & B, Incorporated             100.0%
W.R.A.C., Inc.                                            Rite Aid Corporation            100.0%
112 Burleigh Avenue Norfolk, LLC                          Rite Aid of Virginia, Inc.      100.0%
537 Elm Street Corporation                                Rite Aid Corporation            100.0%
657-659 Broadway St. Corp.                                Rite Aid Corporation            100.0%
764 South Broadway-Geneva, Ohio, LLC                      Rite Aid of Ohio, Inc.          100.0%
1515 West State Street Boise, Idaho, LLC                  Thrifty PayLess, Inc.           100.0%
1525 Cortyou Road - Brooklyn Inc.                         Rite Aid of New York, Inc.      100.0%
1740 Associates, LLC                                      Rite Aid of Michigan, Inc.      100.0%
3581 Carter Hill Road - Montgomery Corp.                  Rite Aid Corporation            100.0%
4042 Warrensville Center Road - Warrensville Ohio, Inc.   Rite Aid Corporation            100.0%
5277 Associates, Inc.                                     Rite Aid Corporation            100.0%
5600 Superior Properties, Inc.                            Rite Aid Corporation            100.0%

Inactive Subsidiaries
---------------------
Rite Aid Funding, LLC                                     Rite Aid Corporation            100.0%
912 Elmwood Avenue - Buffalo, LLC                         Rite Aid of New York, Inc.      100.0%
Drug Palace, Inc.                                         Rite Aid Corporation            100.0%
East Stone Drive & Bloomingdale Pike - Kingsport,
Tennessee, LLC                                            Rite Aid of Tennessee, Inc.     100.0%
Euclid and Wilders Roads - Bay City, LLC                  Rite Aid of Michigan, Inc.      100.0%
Fiona One Corp.                                           Rite Aid Corporation            100.0%
Fiona Three Corp.                                         Rite Aid Corporation            100.0%
Fiona Two Corp.                                           Rite Aid Corporation            100.0%
Gettysburg & Germantown, LLC                              Rite Aid of Ohio, Inc.          100.0%
Grand River & Fenkell, LLC                                Rite Aid Corporation            100.0%
Louisville Avenue & North 18th Street-Monroe, Louisiana,
LLC                                                       K & B Louisiana Corporation     100.0%
Main and McPherson - Clyde, LLC                           Rite Aid of Ohio, Inc.          100.0%
Pharmacy Card, Inc.                                       Rite Aid Corporation            100.0%
Richmond Road & Monticello Boulevard - Richmond Heights,
Ohio, LLC                                                 Rite Aid of Ohio, Inc.          100.0%
Rite Aid of Rhode Island, Inc.                            Rite Aid Corporation            100.0%
Rite Inventory Management Corporation                     Rite Aid Corporation            100.0%
Route 1 & Hood Road - Fredericksburg, LLC                 Rite Aid of Virginia, Inc.      100.0%
Route 202 at Route 124 Jaffrey-New Hampshire, LLC         Rite Aid of New Hampshire, Inc. 100.0%
Rx USA, Inc.                                              Rite Aid Corporation            80.0%
Sophie Three Corp.                                        Rite Aid Corporation            100.0%
Sophie Two Corp.                                          Rite Aid Corporation            100.0%
TP Retail Corporation                                     Rite Aid Corporation            100.0%
White Shield, Inc.                                        Rite Aid of Pennsylvania, Inc.  100.0%

Notes
-----
#1 - Rite Aid Lease Management Corp. - Common stock owned 64% Thrifty Corporation, 23% Thrifty PayLess, 13% Rite
Aid Corporation.
#2 - Rite Aid Lease Management Corp. - Preferred stock is nonvoting participating.  Owned 100% Lehman Brothers.
#3 - Rite Aid Risk Management Corp. - Preferred stock is non-voting participating.  Class B Preferred Stock is owned by Marsh and McLennan Companies, Inc and Class C Preferred Stock is owned by Pine Grove Associates.


                           MANAGEMENT AND CONTROL

         4. Directors and Executive Officers

         The following table lists the names and offices held by all directors and executive officers of the Applicant as of the date of this Application. The mailing address for each of the individuals listed in the following table is:

                          c/o Rite Aid Corporation
                               30 Hunter Lane
                       Camp Hill, Pennsylvania 17011


Name                                                  Office/Position Held
----                                                  --------------------

Robert G. Miller......................................Chairman and Chief Executive Officer
Mary F. Sammons.......................................Director, President and Chief Operating Officer
David R. Jessick......................................Senior Executive Vice President and Chief Administrative
                                                        Officer
Elliot S. Gerson......................................Senior Executive Vice President and General Counsel
John T. Standley......................................Senior Executive Vice President and Chief Financial
                                                          Officer
James P. Mastrian.....................................Senior Executive Vice President, Marketing and Logistics
Christopher Hall......................................Executive Vice President, Finance and Accounting
Mark Panzer...........................................Executive Vice President, Store Operations
Eric Sorkin...........................................Executive Vice President, Pharmacy Services
Kevin Twomey..........................................Senior Vice President and Chief Accounting Officer
Robert B. Sari........................................Senior Vice President, Deputy General Counsel and
                                                        Secretary
William J. Bratton....................................Director
Alfred M. Gleason.....................................Director
George G. Golleher....................................Director
Leonard I. Green......................................Director
Nancy A. Lieberman....................................Director
Stuart M. Sloan.......................................Director
Jonathan D. Sokoloff..................................Director



         5. Principal Owners of Voting Securities

         Based on public filings, as of February 15, 2002, the owners of 10 percent or more of the Applicant's voting securities are as follows:


------------------------------------ ------------------------ -------------------------- ----------------------------
Name and Complete Mailing Address    Title of Class Owned     Amount Beneficially Owned  Percentage of Voting
                                                                                         Securities Beneficially
                                                                                         Owned(1)
------------------------------------ ------------------------ -------------------------- ----------------------------
Leonard I. Green                     Common Stock             65,893,299                 11.4%(2)
------------------------------------ ------------------------ -------------------------- ----------------------------
Jonathan D. Sokoloff                 Common Stock             65,504,535                 11.3%(3)
------------------------------------ ------------------------ -------------------------- ----------------------------
Green Equity Investors III, L.P.     Common Stock             64,799,299                 11.2%(4)
------------------------------------ ------------------------ -------------------------- ----------------------------
Putnam Investments, LLC              Common Stock             54,207,984                 10.5%(5)
------------------------------------ ------------------------ -------------------------- ----------------------------

1    Based on the number of shares of Common Stock outstanding as of December
     29, 2001.

2    This amount includes 64,799,299 shares beneficially owned by Green Equity
     Investors III, L.P., which is affiliated with Leonard Green & Partners,
     L.P., of which Mr. Green is an executive officer and equity owner, and 990,000 shares owned by Verdi Group, Inc., over which Mr. Green has beneficial ownership. Mr. Green's mailing address is c/o Rite Aid
     Corporation, 30 Hunter Lane, Camp Hill, Pennsylvania 17011.

3    This amount includes 64,799,299 shares beneficially owned by Green Equity
     Investors III, L.P., which is affiliated with Leonard Green & Partners,
     L.P., of which Mr. Sokoloff is an executive officer and equity owner, and 200,000 shares owned by Jonathan D. Sokoloff and Cheryl D. Sokoloff
     Family Trust over which Mr. Sokoloff may be deemed to have beneficial ownership. Mr. Sokoloff's mailing address is c/o Rite Aid Corporation, 30
     Hunter Lane, Camp Hill, Pennsylvania 17011.

4    Assuming conversion of all Class D preferred stock by Green Equity
     Investors III, L.P. The mailing address for Green Equity Investors III, L.P.
     is c/o Rite Aid Corporation, 30 Hunter Lane, Camp Hill, Pennsylvania 17011.

5    This amount, which is disclosed in a report on Schedule 13G dated February
     5, 2002, includes 39,099,432 shares in respect of which Putnam Investments, LLC and Putnam Investment Management, LLC share dispositive power and 15,108,552 shares in respect of which Putnam Investments, LLC and The
     Putnam Advisory Company, LLC share dispositive power. The mailing address for Putnam Investments, LLC is One Post Office Square, Boston,
     Massachusetts 02109.


                                UNDERWRITERS

         6. Underwriters

               (a) The following is a list of each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the Applicant which are outstanding as of the date of this Application.


UNDERWRITER                        MAILING ADDRESS               TITLE OF CLASS
-----------                        ---------------               UNDERWRITTEN
                                                                 --------------

Salomon Smith Barney Inc.          388 Greenwich Street          4.75% Convertible Notes
                                   New York, NY 10013            Due December 1, 2006

                                                                 11 1/4% Senior Notes Due 2008

Credit Suisse First Boston         Eleven Madison Avenue         11 1/4% Senior Notes Due 2008
Corporation                        New York, NY  10010

J.P. Morgan Securities Inc.        270 Park Ave.                 4.75% Convertible Notes
                                   New York, NY 10017            Due December 1, 2006

                                                                 11 1/4% Senior Notes Due 2008

Fleet Securities, Inc.             26 Broadway                   11 1/4% Senior Notes Due 2008
                                   New York, NY 10004


               (b)    Not applicable.


                             CAPITAL SECURITIES

         7. Capitalization

               (a) The debt securities and capital stock of the Applicant as of February 15, 2002:



Title of Class                                         Amount Authorized        Amount Outstanding

Capital Stock (in number of shares)
   Common Stock, par value $1.....................         1,000,000,000         515,085,296 (at
                                                                                 12/29/01)
   Preferred Stock, par value $1..................            20,000,000         --
   Series C Convertible Preferred Stock...........             2,250,000         0
   8% Series D Cumulative Convertible
    Pay-in-Kind Preferred Stock..................              6,000,000         3,495,990

Debt Securities (amount in aggregate principal
amount):
   6.7% notes due 2001............................          $350,000,000         $7,342,000
   5.25% convertible subordinated notes due 2002..          $650,000,000         $152,010,000
   10.50% senior secured notes due 2002...........          $467,500,000         $21,879,000
   6.0% dealer remarketable securities due 2003...          $200,000,000         $85,050,000
   6.0% notes due 2005............................          $200,000,000         $194,500,000
   7.625% notes due 2005..........................          $200,000,000         $198,000,000
   12.5% senior secured notes due 2006............          $152,025,000         $143,739,000
   4.75% convertible notes due 2006...............          $250,000,000         $242,625,000
   7.125% notes due 2007..........................          $350,000,000         $350,000,000
   6.125% notes due 2008..........................          $150,000,000         $150,000,000
   11.25% senior notes due 2008...................          $150,000,000         $150,000,000
   6.875% senior debentures due 2013..............          $200,000,000         $200,000,000
   7.7% notes due 2027............................          $300,000,000         $300,000,000
   6.875% debentures due 2028.....................          $150,000,000         $150,000,000

               (b) The rights of each class of voting securities referred to above are as follows:

         Common Stock. The holders of common stock are entitled to receive ratably, from funds legally available for the payment thereof, dividends when and as declared by resolution of the Applicant's Board of Directors, subject to any preferential dividend rights granted to the holders of any outstanding preferred stock. Each holder of common stock is entitled to one vote for such share registered in his name on the Applicant's books on all matters submitted to a vote of stockholders. Except as otherwise provided by law, the holders of common stock vote as one class. The shares of common stock do not have cumulative voting rights. As a result, subject to the voting rights of the holders of any shares of the Applicant's preferred stock which may at the time be outstanding, the holders of common stock entitled to exercise more than 50% of the voting rights in an election of directors can elect 100% of the directors to be elected in a particular year if they choose to do so. In such event, the holders of the remaining common stock voting for the election of directors will not be able to elect any persons to the Applicant's Board of Directors.

         Holders of the Applicant's common stock do not have preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable.

         Preferred Stock. Under the Applicant's Charter, the Applicant's Board of Directors has the authority, without further stockholder action, to issue from time to time up to a maximum of 20,000,000 shares of preferred stock, in one or more series and for such consideration as may be fixed from time to time by the Board, and to fix before the issuance of any shares of preferred stock of a particular series, the designation of such series, the number of shares to comprise such series, the dividend rate or rates payable with respect to the shares of such series, the redemption price or prices, if any, and the terms and conditions of any redemption, the voting rights, any sinking fund provisions for the redemption or purchase of the shares of such series, the terms and conditions upon which the shares are convertible or exchangeable, if they are convertible or exchangeable, and any other relative rights, preferences and limitations pertaining to such series.

         Series C Convertible Preferred Stock. There are no shares of the Series C preferred stock outstanding. Each holder of Series C preferred stock is entitled to vote with the holders of common stock and each holder is entitled to one vote for each whole share of common stock issuable upon conversion of the holder's Series C preferred stock.

         8% Series D Cumulative Convertible Pay-in-Kind Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Applicant, holders of Series D preferred stock shall be entitled to receive out of the Applicant's assets legally available for distribution to stockholders, before any distribution of assets is made to holders of common stock or any other class or series of capital stock ranking junior to the Series D preferred stock, a liquidation preference of $100, subject to certain adjustments, plus all accrued and unpaid dividends thereon. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Applicant, the amounts payable to holders of Series D preferred stock and any other shares of preferred stock ranking as to such distribution on a parity with the Series D preferred stock are not paid in full, the holders of Series D preferred stock and of such other shares of preferred stock will share ratably in any such distribution of the Applicant's assets in proportion to the full respective preferential amounts to which they are entitled.

         Each holder of Series D preferred stock is entitled to vote with holders of common stock and each holder of Series D preferred stock is entitled to one vote for each share of common stock issuable upon conversion of such holder's Series D preferred stock. The holders of Series D preferred stock are entitled to vote separately as a class to elect two directors to the Applicant's Board of Directors.

         Each share of Series D preferred stock is convertible into the number of shares of the Applicant's common stock equal to the liquidation preference divided by the conversion price, which is $5.50 per share, subject to certain anti-dilution adjustments.

         Each holder of Series D preferred stock is entitled to receive cumulative preferential dividends at the rate of 8.0% on the liquidation preference, payable quarterly in arrears. Dividends shall be paid, at the Applicant's option, either in cash, additional shares of Series D preferred stock, or a combination thereof. From time to time, on or after October 25, 2004, the Applicant may redeem shares of Series D preferred stock at 105% of the liquidation preference plus any unpaid partial dividends to the applicable redemption date. Holders of Series D preferred stock have no preemptive rights to subscribe for any additional securities which the Applicant may issue. The Applicant has granted the holders of Series D preferred stock certain registration rights with respect to the Series D preferred stock and the common stock into which the Series D preferred stock may be converted.


                            INDENTURE SECURITIES

         8. Analysis of Indenture Provisions

         The following is a general description of certain provisions of the Indenture to be qualified and is subject in its entirety by reference to the form of the Indenture to be qualified, filed as Exhibit T3C hereto. Terms used below have the same meanings as in the Indenture.

               (a) Defaults under the Indenture.

         The events of Default set forth in the Indenture include:

                     (i) default for 30 days in payment of interest on the Notes;

                     (ii) default in payment of principal when due;

                     (iii) failure by the Applicant, or any of the Subsidiary Guarantors (as defined in the Indenture), (after the specified grace period) to comply with the provisions of the Indenture relating to merger, consolidation and sale of assets;

                     (iv) failure by the Applicant, or any of the Subsidiary Guarantors (as defined in the Indenture), (after specified notice to it and after the specified grace period), to observe or perform any other covenant, condition or agreement in the Indenture;

                     (v) the default under any instrument governing other indebtedness of the Applicant, which (x) shall occur as a result of failure to pay principal at final maturity of such indebtedness (after specified notice to it and after the specified grace period), or (y) which shall result in the declaration of such indebtedness to be due and payable prior to its scheduled maturity, provided, in each case, the aggregate of such indebtedness, together with the principal amount or any other indebtedness under which there has been such failure or default, is at least $10,000,000;

                     (vi) default under the Second Priority Facilities (as defined in the Indenture) which (x) results in the declaration of such indebtedness to be due and payable prior to its scheduled maturity, or (y) which permits the lenders under any of the Second Priority Facilities to declare such indebtedness to be due and payable prior to its scheduled maturity, provided such default continues for 25 days and which, in the case of (y) above, has not been remedied or cured pursuant to the terms of the Second Priority Facilities;

                     (vii) certain events of bankruptcy or insolvency relating to the Applicant or certain of its subsidiaries as specified in the Indenture;

                     (viii) any guarantee under the Second Priority Subsidiary Guarantee Agreement (as defined in the Indenture) ceasing to be in full force and effect, other than in accordance with the terms of the Indenture or the Second Priority Subsidiary Guarantee Agreement (as defined in the Indenture), or any Subsidiary Guarantor (as defined in the Indenture) denying or disaffirming its obligations under that agreement; and

                     (ix) the material impairment of the security interests under the Second Priority Collateral Documents (as defined in the Indenture) other than due to the satisfaction in full of all obligations thereunder and under the Indenture and the discharge of the Second Priority Collateral Documents (as defined in the Indenture) and the Indenture, or any security interest created under the Indenture being declared invalid or unenforceable, or the Applicant or any of its Subsidiaries (as defined in the Indenture) asserting that any such security interest is invalid or unenforceable.

         The Indenture provides that the Trustee will give the Note holders notice of all defaults under the Indenture, provided that, in the case of default described in paragraph (iv) above, no such notice shall be given until at least 30 days after the occurrence of the default in the payment of principal of or interest on any of the Notes.

         In case any Event of Default (as defined in the Indenture) will occur and be continuing, the holders of not less than 25% in aggregate principal amount of the Notes then outstanding, may direct the Trustee to declare the principal of and all accrued interest on all the Notes to be due and payable immediately. If an Event of Default (as defined in the Indenture) as described in paragraph (vii) above occurs, the principal and any accrued interest on the outstanding Notes shall become immediately due and payable without any declaration or other act of the Trustee or any holder of the Notes. At any time after such declaration has been made and prior to the Trustee obtaining a decree or judgment for payment of the money due such declaration may be rescinded by holders of a majority in principal amount of the Notes, if (x) all existing Events of Default, other than non-payment of the Notes that have become due and payable due to the Trustee's declaration, have been cured or waived, and (y) the Applicant has paid or deposited with the Trustee a sum sufficient to pay all overdue interest on the Notes and interest on overdue interest, the principal and interest on all Notes that have become due and payable other than by the Trustee's declaration, and certain expenses and compensation of the Trustee. If the Event of Default is one of the certain events of bankruptcy or insolvency specified in the Indenture to constitute an Event of Default, all outstanding Notes shall be due and payable immediately without further action or notice.

         Defaults may be waived by the holders of a majority in principal amount of the Notes, upon the conditions provided in the Indenture, except that such holders may not waive a default in payment of principal or interest on the Notes, or a default in respect of a covenant or provision which, under the terms of the Indenture, cannot be modified or amended without the consent of the holders of each outstanding Note affected by such covenant or provision.

         The Indenture provides that the Applicant will file annually with the Trustee a certificate regarding compliance by the Applicant with the terms of the Indenture and specifying any defaults of which the signers may have knowledge.

               (b) Authentication and Delivery of the Notes.

         The Notes to be issued under the Indenture may from time to time be executed on behalf of the Applicant by its chairman of the board of directors, its vice chairman, its president, one of its vice presidents or its secretary and delivered to the Trustee for authentication and delivery in accordance with the Applicant's order and the Indenture. No Note shall be valid unless it bears a certificate of authentication, as provided in the Indenture, executed by manual signature of the Trustee, and such certificate shall be conclusive evidence that such Note has been duly authenticated under the Indenture.

         There will be no proceeds (and therefore no application of such proceeds) from the issuance of the Notes because the Notes will be issued as part of an exchange for claims of the plaintiffs pursuant to the Settlement.

               (c) Release or Substitution of Property.

         Under the terms set forth in the Intercreditor Agreement, (as defined in the Indenture), liens on property held as Collateral (as defined in the Intercreditor Agreement) being disposed of in a permitted disposition will be released automatically upon consummation of such disposition, without the need for any consent or approval by any party, including, without limitation, the Trustee. The necessary parties are required to execute such documents as are reasonably necessary to effectuate such release at the expense of the Applicant.

         In addition, liens on any Collateral may be released in whole or in part by the Second Priority Collateral Trustee (as defined in the Indenture) pursuant to written directions signed by the Second Priority Instructing Group (as defined in the Intercreditor Agreement). The release of all or substantially all of the Second Priority Collateral (as defined in the Intercreditor Agreement) requires the written consent of all Second Priority Secured Parties (as defined in the Intercreditor Agreement). To the extent the obligations owing to any Second Priority Secured Party are paid in full (and any commitments related thereto are terminated), the consent of such party shall not be required for any release.

               (d) Satisfaction and Discharge of the Indenture.

         The Indenture will be discharged and will cease to be of further effect, (except as to (i) rights of registration of transfer and exchange and the Applicant's right of optional redemption, (ii) substitution of destroyed, lost or stolen Notes, (iii) rights of holders to receive payment of principal and interest on the Notes, (iv) rights, obligations and immunities of the Trustee, and (v) rights of the holders of the Notes as beneficiaries of the Indenture with respect to property deposited with the Trustee payable to all or any of them) when:

               (i) either (1) all the Notes that have been authenticated (other than Notes which were destroyed, lost or stolen and which were replaced or paid or Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Applicant) have been delivered to the Trustee for cancellation; or
         (2) all Notes that have not been delivered to the Trustee for cancellation have become due and payable, or will become due and payable within one year; or (3) are to be called for redemption within one year under arrangements satisfactory to the Trustee for giving the notice of redemption by the Trustee in the name, and at the expense, of the Applicant, and, in the case of (1), (2) or (3) above, the Applicant has deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose sufficient to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation, including the principal and interest on such Notes to maturity or redemption;

               (ii) the Applicant has paid or caused to be paid all other sums payable under the Indenture by the Applicant; and

               (iii) the Applicant has delivered to the Trustee an Officers' Certificate (as defined in the Indenture) and an Opinion of Counsel (as defined in the Indenture) each stating that all conditions precedent relating to the satisfaction and discharge of the Indenture have been complied with.

         All money deposited with the Trustee, as described above, shall be held in trust and applied by it, in accordance with the provisions of the Notes and the Indenture, to the payment of the principal and interest for whose payment such money has been deposited with the Trustee. However, any money deposited with the Trustee, or any Paying Agent (as defined in the Indenture), or then held by the Applicant, in trust for the payment of the principal of or interest on any Note and remaining unclaimed for two years after such principal or interest has become due and payable shall promptly be paid to the Applicant on the Applicant's request, or (if then held by the Applicant) shall be discharged from such trust; and the holder of such Note shall thereafter, as an unsecured general creditor, look only to the Applicant for payment thereof, and all liability of the Trustee with respect to such trust money, and all liability of the Applicant as trustee thereof, shall cease, provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Applicant cause to be published once, in a newspaper in English language customarily published once on each Business Day (as defined in the Indenture) and of general circulation in The City of New York, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such notification, publication and mailing, any unclaimed balance of such money then remaining will promptly be repaid to the Applicant.

               (e) Evidence of Compliance with Conditions.

         The Indenture requires that the Applicant will deliver to the Trustee, annually, a certificate regarding compliance by the Applicant with the terms of the Indenture and specifying any defaults of which the signers may have knowledge.

         Upon any request or application by the Applicant to the Trustee to take any action under the Indenture, the Applicant is required to furnish to the Trustee an Officer's Certificate (as defined in the Indenture), or an Opinion of Counsel (as defined in the Indenture), as may be required by the Trustee, to the effect that all conditions and covenants, if any, provided for in the Indenture relating to the proposed actions have been satisfied.

         9. Other Obligors

         Each of the following Subsidiary Guarantors (as defined in the Indenture) have jointly and severally guaranteed the Applicant's payment obligations under the Indenture. The mailing address for each of the following is:

                          c/o Rite Aid Corporation
                               30 Hunter Lane
                       Camp Hill, Pennsylvania 17011

112 Burleigh Avenue Norfolk, LLC
1515 West State Street Boise, Idaho, LLC
1525 Cortyou Road - Brooklyn Inc.
1740 Associates, LLC
3581 Carter Hill Road - Montgomery Corp.
4042 Warrensville Center Road - Warrensville Ohio, Inc.
5277 Associates, Inc.
537 Elm Street Corporation
5600 Superior Properties, Inc.
657-659 Broadway St. Corp.
764 South Broadway- Geneva, Ohio, LLC
Ann & Government Streets- Mobile, Alabama, LLC
Apex Drug Stores, Inc.
Baltimore/Annapolis Boulevard & Governor Richie Hwy-Glen Burnie, MD, LLC Broadview and Wallings -Broadview Heights Ohio, Inc.
Central Avenue and Main Street- Petal, MS, LLC
Dominion Action Four Corporation
Dominion Action One Corporation
Dominion Action Three Corporation
Dominion Action Two Corporation
Dominion Drug Stores Corporation
Drug Fair of PA, Inc.
Drug Fair, Inc.
Eagle Managed Care Corp.
Eighth and Water Streets- Uhrichsville, Ohio, LLC
England Street-Asheland Corporation
GDF, Inc.
Gettysburg and Hoover-Dayton, Ohio, LLC
Gratiot & Center- Saginaw Township, Michigan, LLC
Harco, Inc.
Jaime Nathan Travis Corporation
K&B Alabama Corporation
K&B Florida Corporation
K&B Louisiana Corporation
K&B Mississippi Corporation
K&B Services, Inc.
K&B Tennessee Corporation
K&B Texas Corporation
K&B Trainees, Inc.
K&B, Incorporated
Katz & Besthoff, Inc.
Keystone Centers, Inc.
Lakehurst and Broadway Corporation
Mayfield & Chillicothe Roads- Chesterland, LLC
Munson & Andrews, LLC
Name Rite, LLC
Northline & Dix- Toledo- Southgate, LLC
Ocean Acquisition Corporation
P.L.D. Enterprises, Inc.
Patton Drive and Navy Boulevard Property Corporation
Paw Paw Lake Road & Paw Paw Avenue- Coloma, Michigan, LLC
PDS-1 Michigan, Inc.
Perry Distributors, Inc.
Perry Drug Stores, Inc.
PL Xpress, Inc.
Portfolio Medical Services, Inc.
Rack Rite Distributors, Inc.
Ram-Utica, Inc.
RDS Detroit, Inc.
Reads, Inc.
Rite Aid Drug Palace, Inc.
Rite Aid Hdqtrs. Corp.
Rite Aid of Alabama, Inc.
Rite Aid of Connecticut, Inc.
Rite Aid of Delaware, Inc.
Rite Aid of Florida, Inc.
Rite Aid of Georgia, Inc.
Rite Aid of Illinois, Inc.
Rite Aid of Indiana, Inc.
Rite Aid of Kentucky, Inc.
Rite Aid of Maine, Inc.
Rite Aid of Maryland, Inc.
Rite Aid of Massachusetts, Inc.
Rite Aid of Michigan, Inc.
Rite Aid of New Hampshire, Inc.
Rite Aid of New Jersey, Inc.
Rite Aid of New York, Inc.
Rite Aid of North Carolina, Inc.
Rite Aid of Ohio, Inc.
Rite Aid of Pennsylvania, Inc.
Rite Aid of South Carolina, Inc.
Rite Aid of Tennessee, Inc.
Rite Aid of Vermont, Inc.
Rite Aid of Virginia, Inc.
Rite Aid of Washington, D.C., Inc.
Rite Aid of West Virginia, Inc.
Rite Aid Realty Corp.
Rite Aid Rome Distribution Center, Inc.
Rite Aid Transport, Inc.
Rite Aid Venturer #1, Inc.
Rite Fund, Inc.
Rite Investments Corporation
Rx Choice, Inc.
Script South, Inc.
Seven Mile and Evergreen- Detroit, LLC
Silver Springs Road- Baltimore, Maryland/One, LLC
Silver Springs Road- Baltimore, Maryland/Two, LLC
Sophie One Corp.
State & Fortification Streets- Jackson, Mississippi, LLC
State Street and Hill Road- Gerard, Ohio, LLC
Super Distributors, Inc.
Super Ice Cream Suppliers, Inc.
Super Laboratories, Inc.
Super Pharmacy Network, Inc.
Super Tobacco Distributors, Inc.
The Lane Drug Company
The Muir Company
Thrifty Corporation
Thrifty PayLess, Inc.
Thrifty Wilshire, Inc.
Tyler and Sanders Roads, Birmingham- Alabama, LLC
Virginia Corporation
W.R.A.C., Inc.
Fairground, LLC
Laverdiere's Enterprises, Inc.


         Contents of Application for Qualification. This application for qualification comprises:

               (a)    Pages numbered 1 to 20 consecutively.

               (b) The statement of eligibility and qualification on Form T-1 of BNY Midwest Trust Company, as Trustee under the Indenture to be qualified (included as Exhibit 25.1 hereto).

               (c) The following Exhibits in addition to those filed as part of the statement of eligibility and qualification of such Trustee:

Exhibit T3A.1         Restated Certificate of Incorporation dated December
                      12, 1996 (filed as Exhibit 3(i) to the Applicant's
                      Form 8-K filed on November 2, 1999 and incorporated by reference herein).

Exhibit T3A.2         Certificate of Amendment to the Restated Certificate
                      of Incorporation dated October 25, 1999 (filed as
                      Exhibit 3(ii) to the Applicant's Form 8-K filed on
                      November 2, 1999 and incorporated by reference herein).

Exhibit T3A.3         Series C Preferred Stock Certificate of Designation
                      dated June 26, 2001 (filed as Exhibit 3.3 to the
                      Applicant's Registration Statement on Form S-1, File
                      No. 333-64950, filed on July 12, 2001 and
                      incorporated by reference herein).

Exhibit T3A.4         Certificate of Amendment to Restated Certificate of
                      Incorporation dated June 27, 2001 (filed as Exhibit
                      3.4 to the Applicant's Registration Statement on Form
                      S-1, File No 333-64960, filed on July 12, 2001 and incorporated by reference herein).

Exhibit T3.5          8% Series D Cumulative Convertible Pay-in-Kind
                      Preferred Stock Certificate of Designation dated
                      October 3, 2001 (filed as Exhibit 3.5 to the
                      Applicant's Quarterly Report on Form 10-Q, filed on
                      October 12, 2001 and incorporated by reference herein).

Exhibit T3B.1         By-laws, as amended on November 8, 2000 (filed as
                      Exhibit 3.1 to the Applicant's Form 8-K filed on
                      November 13, 2000 and incorporated by reference herein).

Exhibit T3B.2         Amendment to By-laws, adopted January 30, 2002.

Exhibit T3C           Form of Indenture between Rite Aid Corporation, and
                      BNY Midwest Trust Company, as Trustee.

Exhibit T3D.1         Stipulation and Agreement of Settlement of the class
                      action and derivative lawsuits, dated as of December
                      18, 2001.

Exhibit T3D.2         Memorandum of the United States District Court for
                      the Eastern District of Pennsylvania, dated June 8, 2001.

Exhibit T3D.3         Revised Order and Final Judgment of United States
                      District Court for the Eastern District of
                      Pennsylvania, dated August 16, 2001.

Exhibit T3D.4         Revised Order of Final Judgment and Dismissal of
                      United States District Court for the Eastern District of Pennsylvania, dated August 16, 2001.

Exhibit T3F           Cross-reference sheet (included as part of Exhibit T3C).

Exhibit 25.1 Form T-1 qualifying BNY Midwest Trust Company as Trustee under the Indenture to be qualified.



                                 SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Rite Aid Corporation, a corporation organized and existing under the laws of State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New York, and State of New York, on the 4th day of March 2002.


[SEAL]                                       RITE AID CORPORATION

                                             By: /s/ Elliot S. Gerson
                                                -----------------------------
                                                (Name) Elliot S. Gerson

                                                Senior Executive Vice President
                                                and General Counsel
                                                -----------------------------
                                                (Title)


Attest: /s/ Robert B. Sari
       -------------------------
       Robert B. Sari
       Secretary